

Mail Stop 7010

December 21, 2006

Robert Allen
Chief Financial Officer
Ainsworth Lumber Co. Ltd.
3194 Bentall IV, P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia, Canada

      Re: Ainsworth Lumber Co. Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2006
           Form 6-K Filed on November 13, 2006
           File No. 333-07346

Dear Mr. Allen:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K Filed on November 13, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

1.   We read in the Review of Operating Results and Liquidity and Capital Resources sections of your Management's Discussion and Analysis that you have indefinitely suspended production at your Grand Rapids and Cook manufacturing facilities which represent approximately 24% of your estimated OSB annual

production capacity. We also note that your Grand Rapids facility experienced various production interruptions during the first and second quarters of 2006. Please tell us how you determined that there was no impairment loss related to these facilities under US GAAP in accordance with SFAS 144 as of September 30, 2006.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief